Exhibit 99.1

Tantech Holdings Ltd. Announces Interim Financial Results for Six Months Ended June 30, 2018

LISHUI, China, December 26, 2018 /PRNewswire/-- Tantech Holdings Ltd. (NASDAQ: TANH), ("Tantech" or the "Company"), a clean energy company in China, today announced its unaudited interim financial results for the six months ended June 30, 2018.

Six-Month 2018 Financial Highlights

	For the six Months Ended June 30,
($ millions, expect per share data and percentages )	2018	2017	% Change
Revenues	$16.0	$12.4	28%
Consumer product	$12.3	$12.3	0%
Trading	$3.7	$0.1	3,640%
Gross profit	$2.6	$2.0	31%
Gross margin	16.4%	16%	0.4	percentage points
Operating margin	3.7%	(0.9)%	4.6	percentage points
Net income (loss) from continuing operations	$0.13	$(0.6)	121%
Net income from discontinued operations	$1.46	$0.9	59%
Net income	$1.59	$0.3	412%
Basic/ Diluted earnings per share	$0.07	$0.01	600%

•	Total revenues increased by 28% from $12.4 million to $16 million. The increase in our total revenue was because of increased sales volume and increased number of customers and distributors.

•	Gross profit increased by 31% from $2 million to approximately $2.6 million because of increased revenue. Gross margin remained consistent around 16%.

•	Selling expenses increased by 65% from $0.23 million to approximately $0.38 million. The increase was mainly because of more sales events during the first six months in fiscal 2018 compared to the same period last year.

•	General and administration expenses decreased by 16% from $1.8 million to approximately $1.5 million. The decrease was mainly because of lower consulting and professional fees during the first six months in fiscal 2018 compared to the same period last year.

•	Research and development expenses increased by 61% from $0.08 million to approximately $0.12 million. The increase was because of more research activities during the first six months in fiscal 2018 compared to the same period last year.

•	Other expenses increased by 29% from $0.07 million to approximately $0.09 million. The increase was mainly because of higher interest expense resulting from higher borrowings balance during the first six months in fiscal 2018 compared to the same period last year.

•	Net income from continuing operation attributable to shareholders was $0.13 million, compared to a net loss of $0.6 million in the same period of last year. The increase was mainly because of the increased sales and gross profits.

•	Net income from discontinued operation increased by 59% from $0.9 million to $1.46 million. The increase was mainly because of the lower costs of sales for energy products.

•	Net income increased by 412% from $0.3 million to $1.59 million. The increase was mainly the results of increased sales and gross profits.

"In the first half of 2018, despite challenges in a dynamic and complex environment, we grew our revenues and net income while continuing our business transformation to raise the Company’s competitiveness," said Mr. Zhengyu Wang, Chairman and Chief Executive Officer of Tantech. During the reporting period, the Company reported $16 million in revenue and $1.59 million in net income, up 28% and 412% respectively compared with the same period last year.

“During the reporting period, the Company acquired an 18% ownership interest in Libo Haokun Stone Co., which owns a small marble quarry in the southwestern province of Guizhou, for RMB 120 million (or $18.1 million). Since its establishment, Tantech has accumulated rich customer resources and built a strong brand image in home decoration and indoor air purification. With China's growing economy and rising household income, marble has become a popular choice for commercial construction and home decoration because of its endurance and elegant appearance. The investment was aimed at diversifying risks and creating more value for our shareholders.”

“China's electric motor vehicle market has maintained rapid growth. According to data from government-backed China Association of Automobile Manufacturers, China produced 879,000 electric motor vehicles and sold 860,000 vehicles of such kinds in the first ten months of 2018, up 70% and 75.6% respectively from the year-earlier period. The Company has delivered orders for its electric logistics cars in the second half of the year and expects to record revenues for its electric vehicle business in the full year earnings report for fiscal 2018.”

Mr. Wang finally commented, “In November, Suzhou E Motors Co., Ltd., a subsidiary of Tantech, received approval from the Ministry of Industry and Information Technology to sell a newly-developed electric van in China. The pure electric van, which has a range of 300 kilometers on a full battery charge, will go on sale soon. In the future, the Company will continue to accelerate research on new models and expand manufacturing capacity to satisfy customers' needs and realize our goal of becoming a leader in China's special purpose vehicle market.”

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About Tantech Holdings Ltd.

Established in 2001 and headquartered in Lishui City, Zhejiang Province, China, Tantech Holdings Ltd., together with its subsidiaries (the “Company’), is now transforming from a developer and manufacturer of bamboo-based charcoal products and Electric Double-Layer Capacitor (“EDLC”) carbon business, to an innovative leader in the design, manufacture and distribution of electric vehicles. The Company has also invested in a marble business in 2018.

On December 14, 2017, the Company entered into a sale agreement and related agreements to transfer its Electric Double-Layer Capacitor (“EDLC”) carbon business (including intellectual property rights and equipment) to Zhejiang Apeikesi Energy Co., Ltd. After the completion of the transactions, the Company intends to focus its core business on the development of electric vehicle products. Further to the sale of EDLC carbon business, during the six months ended June 30, 2018, the Company decided to dispose all the remaining assets in Tantech Energy, one of its subsidiaries. As a result, the Company separately presented Tantech Energy as discontinued operation on its condensed consolidated financial statements as of June 30, 2018. The Company expects to complete the disposition process during the first quarter of 2019.

For more information please visit: http://www.tantechholdings.com

About Suzhou E Motors Co., Ltd.

Established in April 2011 Suzhou E Motors Co., Ltd. ("Suzhou E Motors") is an innovative leader in the design, manufacture and distribution of electric vehicles ("EVs"). With outstanding quality and reliable battery production, our system enables to effectively integrate renewable and conventional energy sources across all our product lines. Suzhou E Motors offers a wide range of EVs, including urban sanitary vehicles, electric logistics vehicles and mini tourist buses with current annual capacity of approximately 5,000 EVs. For more information please visit: http://www.emotorsbus.com.

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Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information please contact:

Tantech Holdings Ltd.
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

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Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2018	2017
Assets
Current Assets
Cash and cash equivalents	$12,243,565	$9,736,291
Restricted cash	1,169,514	3,901,526
Notes receivable	-	15,370
Accounts receivable, net	33,989,206	44,834,930
Inventories, net	2,570,555	2,762,016
Advances to suppliers, net	3,798,325	11,290,625
Prepaid value-added taxes	3,534,598	2,976,265
Other receivables, net	935,280	1,683,906
Current assets from discontinued operations	8,720,441	12,043,956
Total current assets	66,961,484	89,244,885

Property, plant and equipment, net	3,404,506	3,519,445

Other Assets
Advances to suppliers	453,300	2,109,005
Manufacturing rebate receivable	9,112,321	9,269,118
Intangible assets, net	15,434,782	15,976,144
Goodwill	8,849,647	9,001,924
Long-term investment	18,132,000	-
Non-current assets from discontinued operations	8,925,337	9,367,205
Total Assets	$131,273,377	$138,487,726

Liabilities and Equity
Current Liabilities
Short-term bank loans	$5,120,779	$5,208,893
Bank acceptance notes payable	4,191,514	6,975,526
Accounts payable	2,971,819	5,543,226
Due to related parties	4,277,401	2,995,228
Customer deposits	1,282,773	1,046,105
Taxes payable	213,658	542,267

Due to third parties	696,873	708,864
Accrued liabilities and other payables	1,355,504	1,581,618
Current liabilities from discontinued operations	1,825,711	2,187,535
Total current liabilities	21,936,032	26,789,262

Deferred tax liability	2,050,797	2,086,086
Total liabilities	23,986,829	28,875,348

Equity
Common shares, $0.001 par value, 50,000,000 shares authorized, 28,703,242 shares issued and outstanding at June 30, 2018 and December 31, 2017	28,703	28,703
Additional paid-in capital	39,067,328	39,067,328
Statutory reserves	6,461,788	6,461,788
Retained earnings	58,349,698	56,356,369
Accumulated other comprehensive loss	(5,032,481)	(1,101,270)
Total Shareholders' Equity	98,875,036	100,812,918
Noncontrolling interest	8,411,512	8,799,460
Total Equity	107,286,548	109,612,378
Total Liabilities and Equity	$131,273,377	$138,487,726

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Tantech Holdings Ltd and Subsidiaries

 Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	For the Six Months Ended June 30,
	2018	2017
Revenues	$15,986,214	$12,445,058
Cost of revenues	13,363,599	10,448,983
Gross Profit	2,622,615	1,996,075

Operating expenses
Selling expenses	385,525	231,740
General and administrative expenses	1,518,991	1,804,020
Research and development expenses	122,377	75,864
Total operating expenses	2,026,893	2,111,624

Income (loss) from operations	595,722	(115,549)

Other income (expenses)
Interest income	38,272	6,070
Interest expense	(331,993)	(88,115)
Other income, net	200,176	9,454
Total other expenses	(93,545)	(72,591)

Income (loss) before income taxes provision	502,177	(188,140)

Provision for income taxes	372,980	422,582

Net income (loss) from continuing operations	129,197	(610,722)

Discontinued operation:
Net income from discontinued operations, net of income tax	1,460,779	921,481
Net income	1,589,976	310,759

Less: Net loss attributable to the noncontrolling interest from continuing operations	(403,353)	-
Net income attributable to common shareholders of Tantech Holding Inc.	$1,993,329	$310,759

Net income	1,589,976	310,759

Other comprehensive income (loss):
Foreign currency translation gains (loss)	(3,915,806)	1,501,819
Comprehensive income (loss)	(2,325,830)	1,812,578

Less: Comprehensive loss attributable to noncontrolling interest	(387,948)	-

Comprehensive income (loss) attributable to common shareholders of Tantech Holding Inc.	$(1,937,882)	$1,812,578

Earnings per share -Basic and Diluted	$0.07	$0.01
Weighted Average Shares Outstanding - Basic and Diluted	28,703,242	24,311,935

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Tantech Holdings Ltd and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended
	June 30,
	2018	2017
Cash flows from operating activities
Net income	$1,589,976	$310,759
Net income from discontinued operations	1,460,779	921,481
Net income (loss) from continuing operations	129,197	(610,722)
Adjustments to reconcile net income to net cash provided by (used in) operating activities from continuing operations:
Allowance for doubt accounts - accounts receivable	-	259,169
Allowance for doubt accounts - advances to suppliers	-	743,394
Depreciation expense	59,872	195,023
Amortization of intangible asset	284,666	3,305
Changes in operating assets and liabilities:
Accounts receivable	10,487,847	4,732,728
Advances to suppliers	9,275,591	1,402,617
Inventory	150,486	(956,878)
Other receivables	764,156	(42,704)
Accounts payable	(2,576,022)	2,559,059
Customer deposits	264,465	114,617
Taxes payable	(965,703)	(336,659)
Accrued liabilities and other payables	(211,338)	917,971
Net cash provided by continuing operations	17,663,217	8,980,920
Net cash provided by (used in) discontinued operations	5,315,118	(629,730)
Net cash provided by operating activities	22,978,335	8,351,190

Cash flows from investing activities
Addition of property, plant and equipment	(2,268)	(13,514)
Additions to intangible assets	(2,792)	-
Long term investment	(18,852,000)	-
Deposit for business acquisition	-	(4,409,435)
Net cash used in continuing operations	(18,857,060)	(4,422,949)
Net cash provided by (used in) discontinued operations	(802,821)	15,401
Net cash used in investing activities	(19,659,881)	(4,407,548)

Cash flows from financing activities
Repayments of bank loans	-	(305,456)
Notes receivables	15,710	-
Repayments of bank acceptance notes payable	(2,771,877)	(290,910)
Repayment of loans from third party	-	(418,910)
Borrowings from related parties	1,385,765	-
Net cash used in continuing operations	(1,370,402)	(1,015,276)
Net cash provided by (used in) discontinued operations	-	-
Net cash used in financing activities	(1,370,402)	(1,015,276)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,172,790)	(158,923)

Net (decrease) increase in cash, cash equivalents and restricted cash	(224,738)	2,769,443

Cash, cash equivalents and restricted cash, beginning of period	13,637,817	6,271,096

Cash, cash equivalents and restricted cash, end of period	$13,413,079	$9,040,539
Less: Cash, cash equivalents and restricted cash from discontinued operations	(57,887)	(12,858)
Cash, cash equivalents and restricted cash from continuing operations, end of period	$13,355,192	$9,027,681

Supplemental disclosure information:
Income taxes paid	$678,227	$-
Interest paid	$160,714	$-

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